VIA EDGAR
VIA FACSIMILE: (202) 772-9210

May 26, 2009

Edwin Adames, Senior Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C.  20548

Re:	Global Entertainment Holdings Inc. (GBHL); Comment Letter dated April 20,2009.
Re: Form 10-KSB for period ending December 31,2007 filed March 26,2009, Form 10-Q for Fiscal quarter Ended September 30, 2008 filed March 12,2009 File No. 000-49679.

Dear Mr. Adames:

Global Entertainment Holdings, Inc. (GBHL) respectfully requests an extension of time until June 5, 2009, in which to address and respond to the comments contained in the above-referenced letter of April 20, 2009.  We will, of course, respond earlier if possible.

Our legal council and auditor who are working on the appropriate revisions to the 10-K and the corresponding responses to be referenced in a letter for your review have underestimated the scheduling issues that required the extension.   The March 31,2009 first quarter 10-Q required more of our time than estimated for preparation to insure that we filed the 10-Q timely. Also, as we discussed on the phone I have had some personal medical issues that have consumed a considerable portion of my time in the last two months. We believe we will be able to file the response letter with marked copies of the amendments on or before Friday June 5, 2009.

We wish to assure you that this matter is being given are utmost attention and we will respond as quickly as possible to the comments.

Thank you for your anticipated cooperation and understanding.

Very truly yours,

Terry Gabby
Chief Financial Officer
Global Entertainment Holdings, Inc.

cc:  Tom Amon, Legal Council
       Gary Rasmussen, CEO